Exhibit 1.02

Conflict Minerals Report of STMicroelectronics N.V.
in accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This Conflict Minerals Report (the “Report”) as an Exhibit to our Form SD for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”).

In this Report, references to “ST”, “we”, “us” and “Company” are to STMicroelectronics N.V. together with its consolidated subsidiaries.

In accordance with the Rule, this Report is available on our website at the following address:  http://investors.st.com.

1.	Company Overview

Business and products

We are a global independent semiconductor company that designs, develops, manufactures and markets a broad range of semiconductor products used in a wide variety of applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems.

We offer a broad and diversified product portfolio and develop products for a wide range of market applications.  In the semiconductors business area, we design, develop, manufacture and market a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (ASICs), full-custom devices and semi-custom devices and application-specific standard products (ASSPs) for analog, digital and mixed-signal applications.  In addition, we further participate in the manufacturing value chain of Smartcard products, which include the production and sale of both silicon chips and Smartcards.  In 2013, we ran our business along product lines and managed our revenues and internal operating performance based on the following product segments:

•	Sense & Power and Automotive Products (SP&A), including the following product lines:

o	Automotive (APG);
o	Industrial & Power Discrete (IPD); and
o	Analog & MEMS (AMS);

•	Embedded Processing Solutions (EPS), comprised of the following product lines:

o	Digital Convergence Group (DCG);
o	Imaging, Bi-CMOS ASIC and Silicon Photonics (IBP);
o	Microcontrollers, Memory & Security (MMS); and
o	Wireless (WPS), which are former ST-Ericsson legacy products.

A more detailed discussion of our product categories and the products relating to each category is contained in our Annual Report on Form 20-F in relation to the 2013 calendar year which was filed with the Securities and Exchange Commission (the “SEC”) on March 5, 2014 (the “2013 20-F”)1.

Manufacturing processes

The manufacture of semiconductor products requires, among other things, the mastery of the properties of conductivity, isolation and/or amplification.  The manufacturing of an integrated circuit can be divided into two phases. The first, wafer fabrication, is the extremely sophisticated and intricate process of manufacturing the silicon chip. The second, assembly, is the highly precise and automated process of packaging the die. Those two phases are commonly known respectively as “Front-End” and “Back-End”.

1 In addition to the product lines listed above, our 2013 20-F also references the categories “Other SP&A” and “Other EPS”, which have been omitted for the purposes of this Report, as neither includes any tangible products which would contain conflict minerals.

The manufacturing process of semiconductor products requires various materials, gases and chemicals.  We have identified tin, tantalum, tungsten and gold as being among the materials necessary to the functionality or production of certain of our products manufactured during the 2013 calendar year.

Supply chain

We are not engaged in the mining and trade of minerals, nor in any refining or smelting activities. We purchase articles, chemicals or gases which potentially contain a conflict mineral as part of their composition.  In general, we do not conduct business directly with smelters and refiners.

Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult and resource-intensive to identify actors upstream from our direct suppliers. Accordingly, we participate in a number of industry-wide initiatives as described in section 2 below.

Conflict minerals policy

ST began to address the conflict minerals issue as early as 2007 by requiring our tantalum suppliers to confirm they were not sourcing metals from conflict areas. We participate in the Electronic Industry Citizenship Coalition (the “EICC”) and the Global e-Sustainability Initiative (the “GeSI”) programs and require all our suppliers and subcontractors to provide evidence that they are not sourcing tin, tantalum, tungsten or gold (collectively, “3TG”) through any channels that fund armed groups in the Democratic Republic of the Congo (DRC) or an adjoining country (collectively, the “Covered Countries”).

Additional information on our Conflict Minerals Policy, as well as our Statement on Conflict Minerals, are available at: http://www.st.com/web/en/about_st/conflict-free_minerals.html.  In addition, the respective websites of the EICC and the GeSI are available at http://www.eicc.info/ and http://gesi.org/.  The content of any website referenced in this Report is included for general information only and is not incorporated by reference in this Report.

2.	Due Diligence Process

Design of due diligence

Our due diligence measures have been designed to conform, in all material respects, with the framework in The Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Guidance”) and the related Supplements for tin, tantalum, tungsten and gold, as well as related EICC recommendations.  The OECD is an international organization that is endorsed by the United Nations and currently offers the only recognized framework available for such use.

Management system

In addition to implementing our Conflict Minerals Policy as outlined above, evidencing our top management’s commitment to the issue, we have implemented our conflict minerals management system in alignment with the OECD Guidance.  We have established roles and duties within the Company’s relevant internal organizations involved in the program.  The roles and duties established for several key internal organizations are outlined below.

Our Corporate Quality and Social Responsibility groups were assigned responsibility for the following:

•	defining the scope and form of our conflict minerals disclosures as requested by our customers;

•
defining the strategy and annual objectives related to the implementation of the conflict minerals programs within the Company and the coordination thereof with the appropriate internal organizations responsible for sourcing and purchasing materials and subcontracted services and products (including our Global Procurement Organization);

•
establishing the appropriate internal and external communication content on these programs through the relevant and necessary media and according to our internal processes, including, without limitation, a Company conflict minerals statement and dedicated content in our Annual Sustainability Report, both of which are available on our website; and

•	reviewing and updating our conflict minerals management procedure on a regular basis.

Our Global Procurement Organization is in charge of helping to implement our conflict minerals program by supporting the communication of Company requirements to our appropriate suppliers and Back-End subcontractors and monitoring our suppliers’ engagement and progress in relation to our conflict minerals program.

Our Wafer Foundry group supports our conflict minerals program by communicating our requirements to wafer foundries and by monitoring our suppliers’ engagement and progress in relation to our conflict minerals program.

In addition, our conflict minerals program is included as part of our sustainability and quality strategies and is highlighted as a key objective for each of our relevant internal organizations in addition to the key internal groups discussed above, as applicable within the scope of their respective activities.  A working group with representatives from the principal organizations involved regularly reviews the progress of our conflict minerals program implementation.  Based on need as appropriate for the situation, such working group implements the appropriate risk mitigation measures.

Industry-Wide Initiatives

As we are a participating member of the EICC, we employ due diligence methodologies defined by a joint working group comprised of EICC and GeSI representatives. Tools available for participants in the EICC include a template known as the CFSI Reporting Template (the “Template”).  The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the Template contains questions about the origin of conflict minerals included in a company’s products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the tool is available on the EICC’s website at the address provided above. The Template is being used by many companies in their due diligence processes related to conflict minerals.

In addition, the EICC and GeSI developed in 2010 the Conflict Free Smelter (“CFS”) program, which is a voluntary initiative in which an independent third party audits smelter procurement and processing activities and determines if the smelter has provided sufficient documentation to demonstrate with reasonable confidence that the minerals it processed originated from conflict-free sources. In September 2012, the CFS program, London Bullion Market Association (LBMA) and Responsible Jewelry Council (RJC) announced their mutual cross-recognition of gold refiner audits. All three programs focus on independent third party audits of refiners’ due diligence in conformity with the OECD Guidance, which recognizes refiners as a key “choke point” in the gold supply chain.

We, along with other leading participants in the electronics industry, rely on the CFS program or equivalent industry-wide program for audits of smelters and/or refiners (SORs).  Further detail on this program is available on the EICC’s website at the address provided above.

Methodology

The Company undertook due diligence on the source and chain of custody of its necessary conflict minerals.  Our due diligence measures consisted of:

•	conducting a supply-chain survey with direct suppliers and subcontractors using the Template to identify the smelters and refiners which contribute refined conflict minerals to our products; and
•
comparing the smelters and refiners identified by direct suppliers and subcontractors via the supply-chain survey against the list of smelter facilities which have received a “conflict free” validation by the CFS program.

We first focused our due diligence efforts on sources of tantalum, as the Covered Countries represent at least 26% (12% for DRC) of the worldwide production of columbite-tantalite2.  The worldwide production of the other conflict minerals in the Covered Countries is estimated to be 5% for tin (3% for DRC) and less than 1% for each of tungsten and gold3.

We conducted an inquiry, using the Template, with all of the suppliers and subcontractors which we identified within our supply chain.  All such suppliers and subcontractors responded to our due diligence inquiry.

We reviewed the responses received against criteria developed to determine which responses required further engagement with our suppliers. These criteria included untimely or incomplete responses as well as inconsistencies within the data reported in the Template.

Template inquiry responses

As a result of our inquiry via the Template, a total of 104 smelters were reported to us by our suppliers and subcontractors which had responded as sourcing 3TG. The table below4 summarizes the results of our inquiry with respect to each conflict mineral, indicating the percentage of reported smelters sourcing each metal which are CFS validated, of the smelters which are not CFS validated, the percentages which have been represented to us as sourcing their minerals either from recycled or scrap materials or from outside of the Covered Countries, and the percentage of smelters in relation to which we have received insufficient information. Information relating to CFS-validated smelters is extracted from the EICC database.  Information relating to non CFS-validated smelters is extracted from the responses to the Template which we sent to our first tier suppliers and subcontractors (i.e., those with which we are in direct contact).  The information presented in this table is current as of December 31, 2013.  Although we have received, and regularly continue to receive, updates to the information presented in this table, we have presented it as of December 31, 2013 in order to coincide with the scope of this Report relating to the 2013 calendar year.

Conflict mineral	Percentage of smelters which are CFS validated (1)	Percentage of smelters which are not CFS validated and have declared recycled or scrap sources (2)	Percentage of smelters which are not CFS validated and have declared sourcing from L1/L2 countries (2)	Percentage of smelters with undeternined status
Tantalum	100%	0%	0%	0%
Gold	65%	10%	10%	15%
Tin	27%	6%	55%	12%
Tungsten	7%	7%	73%	13%

(1) Based on EICC CFS program
(2) Based on information represented by suppliers and subcontractors

2 Source: U.S. Department of Interior U.S. Geological Survey, Mineral Commodity Summaries, January 2013
3 Id.
4 For the purposes of this table, the references to “L1” and “L2” are modeled after the EICC due diligence framework. The legend provided by the EICC is as follows (for clarification for purposes of this Report, neither of the “L1” or the “L2” categories identified by the EICC in its due diligence framework includes the DRC or any of the other Covered Countries.):

“L1” countries are those countries not identified as conflict regions or plausible areas of smuggling or export from these regions of tin/tantalum/tungsten containing minerals.

“L2” countries are known or plausible countries for the smuggling, export out of region or transit of tin/tantalum/tungsten containing mineral.

Additional efforts with respect to non-CFS validated sources

In addition to making our Template inquiries as described above, we made certain factual inquiries with respect to the smelters identified to us which are not validated by the CFS program.  These included not only requests to our suppliers and subcontractors for additional detail and context regarding the representations that we received from them, but also regarding those smelters for which we did not receive information about the source of origin of 3TG, requests for additional information about the country of origin of the conflict minerals, the facilities used to process the conflict minerals and the mine or location or origin of conflict minerals.  These efforts entailed contacting certain smelters directly to request their participation in the CFS program, examining specific statements received directly from certain smelters and government representatives of countries in which certain smelters are located and generally coordinating with the EICC to determine the status of particular smelters.

As a result of the lack of information at our disposal regarding certain smelters, we are unable to determine, with respect to certain of the non-CFS validated smelters identified to us by our suppliers and subcontractors, the country of origin of the conflict minerals sourced from such smelters and the mine or location of origin of those conflict minerals.

Analysis of our products in light of due diligence results

We analyzed approximately 19,000 products across our product categories in order to identify the percentage of such products in each of our product categories with respect to which conflict minerals are necessary to the functionality or production.

Based on the information that is available to us, we concluded that all tantalum-derived materials contained in our products originate from sources that have been validated by way of the CFS program as being conflict-free.  We therefore made a particular effort to inquire as to whether any of our product categories are comprised solely of products which contain only tantalum (and none of the other three conflict minerals).  We did not identify any of our product categories which are comprised solely of products which contain only tantalum (and no gold, tin or tungsten).

Concerning gold, tin and tungsten, although less than 100% of our sources thereof have been validated as conflict-free by the CFS program, our assessment program is well under way, and we have progressed in reaching increased comfort levels regarding the conflict-free status of such minerals, either as a result of certain of the originating sources having been validated by the CFS program as conflict-free, or as a result of having received representations regarding such sources that the conflict minerals either do not originate in a Covered Country, or are from recycled or scrap sources (see the summary table above).

However, as we are not at this stage in a position to link the gold, tin or tungsten used in a particular product category to a specific smelter of origin, we do not know whether the products in a particular product category contain minerals originating from a smelter that (i) is validated as conflict-free by the CFS program, or (ii) if not validated as conflict-free by the CFS program, has provided reasonably reliable representations as to the source of such conflict minerals, or (iii) has not provided sufficient information to us as outlined in the section titled “Additional efforts with respect to non-CFS validated sources” above.

3.	Further risk mitigation

Discussion is included below as to certain efforts we are making, and will continue to make, to further mitigate the risk that our necessary conflict minerals do not benefit armed groups, including steps we are taking to improve our due diligence.

Mitigating the effects of multi-sourcing

Certain of the challenges we encountered in our due diligence were a result of multi-sourcing.  We conduct business with a large number of suppliers in obtaining the materials required for our products, in an effort to ensure continuity in our supply chain.  Those suppliers, in turn, work with a large number of smelters and refiners to source materials (including conflict minerals) which ultimately are contained in our products.  As a consequence, each of our material parts is linked to several suppliers and, consequently, to several smelters, each with a potentially differing conflict mineral status.

Our suppliers also service other semiconductor manufacturers and other electronics industry participants whose supply needs may or may not coincide with ours.  Accordingly, the total number of smelters from which our suppliers source materials may exceed the number of such smelters whose conflict minerals are ultimately contained in our products.

Currently, the representations included within the responses to our Template inquiries which we receive from our suppliers and subcontractors cover all smelters providing materials to them, and do not necessarily correlate solely to the smelters whose minerals are contained only in our products (and not in those of other customers of such suppliers and subcontractors without also being contained in our products).  This adds further complexity to linking the conflict minerals used in a particular product category to a specific source of origin, as the list of all potential smelters provided by our suppliers may be broader than the list of only those smelters from which our suppliers source conflict minerals for use in our product categories (and may include smelters sourcing conflict minerals for end use by other customers of such suppliers and not us).

A result of this complexity is that we are forced to include all smelters providing materials to our suppliers and subcontractors when performing our due diligence on the origin of the conflict minerals contained in our products, as our suppliers and subcontractors do not always provide us with a list that excludes the smelters whose conflict minerals are not contained in our products.  Consequently, the percentage of each conflict mineral which we conclude to be conflict free may, in certain cases, be lower than the percentage which we would have reached had we performed our analysis only with respect to those smelters which are relevant to our products (i.e., a potentially smaller subset of smelters).

One method in which we expect to improve our due diligence is to work with our suppliers and subcontractors with a view to obtaining certifications which are better tailored only to our end products, as opposed to blanket company-wide certifications from each supplier or subcontractor.  For example, the Template contains a reporting category in which reporting parties can more specifically link a particular smelter to a particular product, which we will encourage our suppliers and subcontractors to complete.  A potential effect of this effort is that we may be able to eliminate in the future certain smelters from the list of potential smelters from which the conflict minerals contained in our products may originate.

Additional initiatives

We do not directly conduct business with most of the smelters from which the conflict minerals in our products originate.  We have, however, initiated direct contact with certain smelters identified to us in order to request their participation in the CFS program (and their ultimate obtaining of a “conflict free smelter” validation). In addition, we have, when applicable, participated with the EICC in joint communications to certain smelters.  We expect our continuing efforts to focus on increasing compliance by our suppliers and subcontractors with the CFS program as applies to the smelters and refiners from which such suppliers and subcontractors source the conflict minerals which end up in our products, including those suppliers and subcontractors which have provided representations as to the country of origin of their sourced conflict materials which we have deemed reasonably reliable, but as conveying less certainty than a validation as conflict-free from the CFS program.

A significant portion of our supply chain is not required to file reports with the SEC under Sections 13(a) or 14(d) of the Securities Exchange Act of 1934, and is therefore not concerned by reporting obligations pursuant to the Rule. Accordingly, the influence that we are able to exert on our supply chain will be due in large part to market forces created as a result of a cumulative effort by us and other participants in the electronics industry to ensure compliance with the CFS program by their lower tier providers.  Ultimately, however, we are subject to a certain degree of dependence on the timing with which the smelter industry as a whole adopts the third party certification scheme.  We expect to capitalize on the momentum garnered by the International Tin Research Institute (ITRI) and the Tungsten Industry—Conflict Minerals Council (TI-CMC) in encouraging concerned industry participants to comply with the CFS program through independent third party audits.  In addition, we intend to take advantage of the existing leverage as a result of the significant percentage (65%) of smelters sourcing gold to us which are CFS validated to shift our sourcing from undetermined (i.e., those who are unresponsive or under-responsive to industry requests) sources to ones which are validated as conflict-free by the CFS program.  In general, we also intend to request that our suppliers and subcontractors discontinue their sourcing from those smelters which are unresponsive to industry-wide requests to comply with the CFS program.

Caution Concerning Forward-Looking Statements

Certain statements in this Report may be “forward-looking” within the meaning of the Private Securities Litigation Reform Act of 1995.  Words such as “expect,” “intend,” “plan,” “project,” “believe” and “estimate,” “target,” “anticipate” and similar expressions are used to identify these forward-looking statements.  Examples of forward-looking statements include statements relating to our future plans, and any other statement that does not directly relate to any historical or current fact.  Forward-looking statements are based on our current expectations and assumptions, which may not prove to be accurate.  These statements are not guarantees and are subject to risks, uncertainties and changes in circumstances that are difficult to predict.  Actual outcomes and results may differ materially from these forward-looking statements.  As a result, these statements speak only as of the date they are made and we undertake no obligation to update or revise any forward-looking statement, except as required by federal securities laws.